SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

March 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	SAG Holdings Limited
Amendment No. 12 to Registration Statement on Form F-1
Filed February 21, 2024
File No. 333-267771

Ladies and Gentlemen:

By letter dated March 1, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with a comment on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s response to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 13 to Registration Statement on Form F-1. We have restated the comment and our reply below:

Related Party Transactions, page 88

1.	We note that you have updated your disclosure to provide sales by related entities for the financial year ended December 31, 2023. We also note your disclosure “[s]et forth below are related party transactions for our Company for the financial years ended December 31, 2022 and 2021.” Please clarify or revise your disclosure to disclose the related party transactions to include all transactions for the financial year ended December 31, 2023.

We respectfully advise the Staff that we have clarified that the disclosure regarding related party transactions includes all transactions for the financial years ended December 31, 2023 and 2022.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood